SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, July 18, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, in line with its expansion of the codeshare with Delta, announces that flights between São Paulo/Guarulhos and New York and Detroit operated by Delta Air Lines are now available for purchase on the sales channels of GOL. Customers can now purchase Delta flights on those routes at GOL’s website (www.voegol.com), Voe GOL stores, GOL’s call center and travel agents.

It is the second expansion of a codeshare agreement between GOL and Delta, which together already offer flights to around 380 destinations in more than 62 countries.

“We do everything we can to provide our clients with increasingly convenient flights and flight times through a simple purchasing process that includes Delta’s destinations. The expansion of the codeshare agreement with our partner underlines our continuous commitment to our clients,” declared Eduardo Bernardes, GOL’s Sales Officer.

The agreement also will allow business customers from major companies to have a single contract for service on both carriers and an executive dedicated to facilitating negotiations at both airlines’ destinations.

“This new joint initiative strengthens the partnership between the two companies and allows us to offer our customers an even better experience starting from the moment they purchase their tickets,” said Nicolas Ferri, Delta´s Vice President, Latin America and the Caribbean.

SMILES and SkyMiles clients can accumulate and redeem miles. Diamante  clients of GOL’s relationship program, SMILES, will be able to take advantage of priority check in and boarding on Delta flights, and will have access to the Delta Sky Clubs in Atlanta, New York (JFK) and Detroit. Similarly, Delta’s Diamond, Platinum and Gold Elite members will be entitled to the same benefits as Diamante  clients on GOL flights and will have access to the company’s VIP rooms in São Paulo’s Guarulhos International Airport and Rio de Janeiro’s Galeão International Airport.

ABOUT DELTA AIR LINES

Delta is working to become the best U.S. airline in Latin America and the Caribbean and was just recognized with the Best Airline to North Americaaward by Prêmio Destaque Companhia de Viagem,  by Grupo Companhia.  As part of that goal Delta has established a long-term exclusive alliance with GOL Linhas Aereas Inteligentesinvesting more than US$100million in GOL. Executive Travel magazine recognized Delta with the Gold Leading Edge Award for the Best Flight Experience to Mexico. Delta provides service to 29 countries and 46 destinations in the region offering more than 1,300 weekly flights between Latin America/Caribbean and the U.S. Spanish speaking Delta customers can receive real-time, on-the-go travel assistance in Spanish and Portuguese through its Twitter channels @DeltaAssist_ES and @DeltaAjuda 9 a.m. to 7 p.m. EST. Brazilian customers can also access Delta´s dedicated Brazil Facebook page visiting www.facebook.com/DeltaAirLinesBrasil.

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GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.